UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Data Domain, Inc.

(Name of Subject Company)

Data Domain, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, CA 95054

(408) 980-4800

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 by Data Domain, relating to the tender offer by the EMC Parties to purchase all outstanding shares of Common Stock at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase, the related Letter of Transmittal, the Schedule TO and the Executed EMC Merger Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 9.	Exhibits.

Item 9 is hereby amended and supplemented by the adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Letter to Data Domain, Inc. employees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2009	DATA DOMAIN, INC.

	By:	/s/ Michael P. Scarpelli
	Name:	Michael P. Scarpelli
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)	Letter to Data Domain, Inc. employees.